Exhibit 99.58

news release

6 Adelaide Street East, Suite 500	Shares outstanding: 100,219,525
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT, BLE.WT.A
Frankfurt: A6R

November 13, 2006
BLUE PEARL APPOINTS KEVIN LOUGHREY AS A DIRECTOR
Blue Pearl Mining Ltd. announces the appointment of Kevin Loughrey to its Board of Directors. Mr. Loughrey, President of Blue Pearl’s subsidiary Thompson Creek Metals Company (TCMC), joins the Board after nine years with TCMC. Mr. Loughrey was instrumental in the successful negotiation of the sale of TCMC for US$575 million to Blue Pearl Mining.
“We are very pleased to welcome Kevin to the Board. His wealth of experience and unique skill set adds continuity to Blue Pearl as we proceed to grow the company,” says Ian McDonald, Chairman, President and CEO, Blue Pearl.
As the President of Thompson Creek Metals, Mr. Loughrey has been responsible for the operations of TCMC, which included the Thompson Creek Mine and concentrator in Idaho, the Metallurgical Facility in Langeloth, Pennsylvania and the 75% stake in the Endako Mine, concentrator and roaster in B.C. Mr. Loughrey, a lawyer by training, also supervised the marketing, legal, environmental, human resources and property affairs of the company.
Prior to Mr. Loughrey’s role as President for TCMC, he was Senior Vice President and General Counsel for both TCMC (1997 to 2005) and First Dynasty Mines Ltd. (1994 to 1996) overseeing the legal affairs for both companies.
Mr. Loughrey honed his negotiating skills at Cyprus Minerals Company, a diversified minerals company, where he worked for 13 years. From 1987 to 1993 he was Senior Vice-President and General Counsel where he not only managed the legal affairs of this multi-national mining company with operations around the world and a staff of up to 15 lawyers, he also managed several acquisitions. Mr. Loughrey was one of the principal negotiators of the merger between Cyprus Minerals the surviving company, and Amax Mining Company.

About Blue Pearl Mining Ltd.
Blue Pearl is an integrated North American producer of primary molybdenum with operations in Challis, Idaho; Langeloth, Pennsylvania; and Fraser Lake, B.C. It is currently in the process of developing the Davidson Deposit in Smithers, B.C. Its sales and marketing office is located in Denver, Colorado and head office in Toronto, Ontario.

Ian McDonald, Chairman and CEO	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Olav Svela, VP, Investor Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
osvela@bluepearl.ca
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.